Filed pursuant to Rule 424(b)(3) and 424(b)(c)
Registration Number 333-127649

PROSPECTUS SUPPLEMENT

(To Proxy Statement/Prospectus

dated September 2, 2005)

KAMAN CORPORATION

24,411,507 SHARES

COMMON STOCK, PAR VALUE $1.00 PER SHARE

September 30, 2005

This prospectus supplement supplements the proxy statement/prospectus dated September 2, 2005 of Kaman Corporation relating to the company’s proposed recapitalization whereby (i) each share of Class A Nonvoting Common Stock will be redesignated as one share of “Common Stock”, entitled to one vote per share, and each share of Class B Voting Common Stock will be reclassified into 3.58 shares of Common Stock, entitled to one vote per share, or, at the election of the holder of Class B Voting Common Stock, 1.84 shares of Common Stock and an amount in cash equal to $27.10, and (ii) the company’s certificate of incorporation will be amended as to certain governance matters as described in the proxy statement/prospectus. This prospectus supplement is being sent to shareholders of Kaman to advise them of certain outstanding litigation that has been brought against the company and the members of the Kaman family who are party to the recapitalization agreement, the company’s current estimate of its third quarter results and certain other matters.

This prospectus supplement should be read in conjunction with the proxy statement/ prospectus dated September 2, 2005 previously delivered to you. This prospectus supplement is qualified by reference to the proxy statement/ prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the proxy statement/ prospectus.

You should carefully read and consider the information contained in this prospectus supplement and the proxy statement/ prospectus dated September 2, 2005 before deciding (i) how to vote on, or whether to change your vote as to, the recapitalization proposal and other certificate of incorporation amendment proposal or (ii) in the case of holders of Class B Voting Common Stock, whether to make or change the election described in the proxy statement/prospectus at pages 51 and 52 thereof. Information as to voting and/or to revoking previously provided proxies is provided in the proxy statement/prospectus at pages 15 and 16 thereof.

The transactions contemplated involve risks. See “Risk Factors” beginning on page 1 of the proxy statement/prospectus dated September 2, 2005.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is September 30, 2005.

MASON CAPITAL LITIGATION

In connection with the previously announced proposed recapitalization contemplated by the recapitalization agreement between the company and members of the Kaman family, a lawsuit has been brought in federal district court in New Haven, Connecticut by Mason Capital, Ltd. against the company and members of the Kaman family seeking, among other relief, to enjoin the proposed recapitalization unless and until the proposed recapitalization is approved by a “supermajority” vote by the holders of two-thirds of the company’s Class B Voting Common Stock not owned by the parties to the recapitalization agreement.

The company believes that, as structured, the proposed recapitalization does not require the “supermajority” vote that Mason Capital claims. The company has filed its answer, special defenses and counterclaim and intends to vigorously pursue denial of all of the relief requested by Mason Capital. The Court has set a trial date of October 7, 2005 to consider Mason Capital’s requested relief. The company plans to hold the special meetings of its Class A Nonvoting Common Stock and Class B Voting Common Stock shareholders as scheduled on October 11, 2005. However, in order to allow for a judicial determination without undue consideration to the timing of the meetings, the company will delay closing of the proposed recapitalization until the Court issues a decision in the case. If the Court rules in favor of the company in this litigation and the required shareholder approvals are obtained at the shareholder meetings, the company plans to promptly thereafter complete the proposed recapitalization unless this would be prohibited by a stay pending an appeal by Mason Capital.

If the Court were to find that the “supermajority” vote is required, the company will determine at that time what if any action it might take. Possible actions include, but are not limited to, appealing the Court’s ruling, seeking the “supermajority” vote at a new shareholders’ meeting, revising the recapitalization proposal and resubmitting it for shareholder approval or abandoning the recapitalization proposal. Some of those actions would require the concurrence of the Kaman family given the provisions of the recapitalization agreement. Mason Capital has asserted that it and affiliated entities hold in excess of 8% of the outstanding Class B Voting Common Stock. Assuming that the Court were to find that the “supermajority” vote is required, that Mason Capital’s and its affiliated entities’ shares may be voted as part of the “supermajority” vote and that their share ownership at the relevant record date were at the level of their currently asserted ownership, Mason Capital and its affiliates would be able to block the proposed recapitalization if they were to vote against it.

In the event that the holders of the Class A Nonvoting Common Stock fail to approve the proposed recapitalization or the proposed recapitalization is otherwise not completed other than by reason of a breach of the recapitalization agreement by the Kaman family, the Kaman family would be able under its June 28, 2005 agreement with Mason Capital Management to cause an affiliate of Mason Capital to purchase the Kaman family’s shares of Class B Voting Common Stock at $55.00 per share in cash and, upon the closing of the purchase from the Kaman family, offer to purchase all remaining shares of Class B Voting Common Stock at $55.00 per share in cash.

Pursuant to the recapitalization agreement, members of the Kaman family have given written notice to the company demanding reimbursement by the company for certain of their expenses in defending themselves in the Mason Capital litigation. Under the terms of the recapitalization agreement, the Kaman family’s eligibility for reimbursement will depend upon compliance by the Kaman family with the recapitalization agreement.

ESTIMATED THIRD QUARTER RESULTS

On September 29, 2005, the company announced that based on then current information it expected to report a loss in the range of $0.20 to $0.26 per share for the third quarter ending September 30, 2005 primarily as a result of approximately $5.0 million, or $0.22 per share, in additional expenses related to market-driven stock appreciation rights in the quarter that are predominately non tax-deductible and approximately $9.0 to $11.0 million, or $0.25 to $0.31 per share, of additional loss accruals associated with final completion of the Australian SH-2G(A) helicopter program.

The company reported that operating results for each of the segments have continued to reflect the relatively good conditions in the markets served by the company; however, as a result of a more than 30 percent increase in the price of the company’s shares of Class A Nonvoting Common Stock since the end of the second quarter of 2005, it has incurred additional expense related to stock appreciation rights. Due to the non-deductibility of most of this expense, the tax rate for 2005 is expected to be slightly over 65% for the year. Stock appreciation rights are driven by changes in the market value of shares of Class A Nonvoting Stock and were granted to certain principal executives of the company from 1997 to 2003 as a long-term incentive to enhance the value of shareholders’ interests in the company. Since a majority of these rights have now been exercised and no new stock appreciation rights have been awarded since early 2003, the impact of future changes in the stock price will have a diminished effect on earnings in future periods: each dollar of increase in the price of Kaman shares from $23.00 will be expected to result in approximately $250,000 of expense while the remaining rights are unexercised, and moderate decreases in the price of the shares would result in a proportionate decrease in expense.

The charge taken against the SH-2G(A) helicopter program for Australia was due to higher than anticipated costs associated with final completion of the program. While significant progress has been made by Northrop Grumman and CSC Australia on the development and testing of the software for the aircrafts’ Integrated Tactical Avionics System (ITAS), the time and effort required to complete that complex process has been greater than expected. The Australian Government has funded certain additions to the testing protocol that will also extend the schedule. Production of the 11 SH-2G(A)s for the Royal Australian Navy is essentially complete and nine of the aircraft have been provisionally accepted by the Navy. Provisional acceptance of the tenth aircraft is expected shortly, and delivery of the first fully operational aircraft along with final acceptance by the customer is now targeted to occur in the first quarter of 2006.

KAMAN FAMILY MINIMUM ELECTION

As noted in the proxy statement/prospectus, at the time of the mailing of the proxy statement/prospectus, the company and the Kaman family were in disagreement as to the level of the minimum election that the Kaman family is required to make under the recapitalization agreement in order to avoid the need for a “supermajority” vote. Following further discussions, the Kaman family has confirmed in principle that they will make the minimum election at the level requested by the company. Assuming that the Kaman family makes the minimum election at that level, the company’s chairman, president and chief executive officer, Paul Kuhn, and its chief financial officer, Robert Garneau, have agreed at the request of the Kaman family to take the part stock/part cash alternative as to the 27,692 shares of Class B Voting Common Stock personally owned between them at the same pro rata percentage as is made by members of the Kaman family other than Charles Kaman. The aggregate level of the minimum elections made by the Kaman family and Messrs. Kuhn and Garneau will depend on certain items that are not known at this time, including the number of shares of Class A Nonvoting Common Stock outstanding immediately prior to completion of the recapitalization and the elections made by other holders.

KAMAN SHARE TRADING INFORMATION

On June 6, 2005, the last trading day before the company announced the execution of the recapitalization agreement, the closing price of the Class A Nonvoting Common Stock was $15.48 per share. On September 1, 2005, the last trading day before the filing of the definitive proxy statement/prospectus, the closing price of Class A Nonvoting Common Stock was $24.14. On September 29, 2005, the most recent practicable date for which closing prices were determinable before the filing of this prospectus supplement, the closing price of Class A Nonvoting Common Stock was $22.26.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement may contain forward-looking information relating to the company’s business and prospects, including the aerospace, industrial distribution and music businesses, operating cash flow, the benefits of the recapitalization transaction, and other matters that involve a number of uncertainties that may cause actual results to differ materially from expectations. Those uncertainties include, but are not limited to: 1) the successful conclusion of competitions for government programs and thereafter contract negotiations with government authorities, both foreign and domestic; 2) political conditions in countries where the company does or intends to do business; 3) standard government contract provisions permitting renegotiation of terms and termination for the convenience of the government; 4) economic and competitive conditions in markets served by the company, particularly defense, commercial aviation, industrial production and consumer market for music products, as well as global economic conditions; 5) satisfactory completion of the Australian SH-2G(A) program, including successful completion and integration of the full ITAS software; 6) receipt and successful execution of production orders for the JPF U.S. government contract including the exercise of all contract options and receipt of orders from allied militaries, as both have been assumed in connection with goodwill impairment evaluations; 7) satisfactory resolution of the EODC/University of Arizona litigation; 8) achievement of enhanced business base in the Aerospace segment in order to better absorb overhead and general and administrative expenses, including successful execution of the contract with Sikorsky for the BLACK HAWK Helicopter program; 9) satisfactory results of negotiations with NAVAIR concerning the company’s leased facility in Bloomfield, Conn.; 10) profitable integration of acquired businesses into the company’s operations; 11) changes in supplier sales or vendor incentive policies; 12) the effect of price increases or decreases; 13) pension plan assumptions and future contributions; 14) continued availability of raw materials in adequate supplies; 15) satisfactory resolution of the supplier switch and incorrect part issues at Dayron and the DCIS investigation; 16) cost growth in connection with potential environmental remediation activities related to the Bloomfield and Moosup facilities; 17) whether the proposed recapitalization is completed; 18) risks associated with the course of litigation; 19) changes in laws and regulations, taxes, interest rates, inflation rates, general business conditions and other factors; 20) the effects of currency exchange rates and foreign competition on future operations; and 21) other risks and uncertainties set forth in the company’s annual, quarterly and current reports, and proxy statements. Any forward-looking information provided in this prospectus supplement should be considered with these factors in mind. The company assumes no obligation to update any forward-looking statements contained in this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

The company files annual, quarterly, and current reports with the SEC though the company is not currently required to file proxy statements with the SEC. SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document the company files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The company maintains a website at http://www.kaman.com. The information contained in the company’s website is not incorporated by reference in this prospectus supplement and you should not consider it a part of this prospectus supplement.